Filed by Brookline Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Brookline Bancorp, Inc.
Commission File No. 0-23695

FOR IMMEDIATE RELEASE

July 7, 2004

For further information please contact:

Richard P. Chapman, Jr.	Ralph W. Dunham
Chairman, President and Chief Executive Officer	President & Chief Executive Officer
Brookline Bancorp, Inc.	Mystic Financial, Inc.
(617) 730-3500	(781) 395 - 2800

FOR IMMEDIATE RELEASE

Brookline Bancorp, Inc. and

Mystic Financial, Inc. Announce Agreement to Merge.

Brookline, Massachusetts (July 7, 2004) – Brookline Bancorp, Inc., the holding company for Brookline Bank (“Brookline” Nasdaq: BRKL), and Mystic Financial, Inc. (“Mystic” Nasdaq: MYST) jointly announced today the execution of a definitive agreement in which Brookline, headquartered in Brookline, Massachusetts will acquire Mystic in an exchange of cash and stock.  Mystic, headquartered in Medford, Massachusetts, operates Medford Co-operative Bank, a Massachusetts state-chartered co-operative bank with 7 offices in Middlesex County.

The transaction, approved by the directors of both companies, is valued at approximately $65.1 million.  The total value at closing may rise or fall based on the per share price of Brookline common stock prior to closing.  Under the terms of the agreement, stockholders of Mystic will be entitled to receive either cash or shares of Brookline common stock, subject to election and allocation procedures which are intended to ensure that, in aggregate, 40% of the shares of Mystic are converted into the right to receive cash of $39.00 per share and that 60% are converted into the right to receive a fixed exchange of 2.6786 shares of Brookline common stock for each share of Mystic.  Mystic stock options will be cashed out for the in-the-money value of such options.  Brookline will pay an aggregate of approximately $28.4 million in cash and issue approximately 2.52 million shares of its common stock.  The total per share consideration is expected to be the sum of (a) 0.4 times $39.00 plus (b) 0.6 times 2.6786 shares of Brookline common stock times the price per share of Brookline common stock immediately prior to closing.  At time of announcement, the exchange ratio of 2.6786 was based on the July 1, 2004 10-day average closing price of $14.56 for Brookline common stock.

Richard P. Chapman, Jr., Brookline’s Chairman, President and Chief Executive Officer, commented “Mystic Financial is a near-perfect fit for us.  It has an excellent branch network in some of the most attractive markets in Greater Boston.  We share common cultures as community banks and believe the combination of Mystic and Brookline provides a stronger platform for growth and profitability.  Mystic employees are firmly committed to the same philosophy of service quality as Brookline.”

The combination will give Brookline market share in the demographically attractive, and geographically contiguous, Middlesex County in Massachusetts.  This transaction will give Brookline a No. 2 market share position in Medford with approximately 17.5% of total deposits to complement its existing No. 1 market share position in neighboring Brookline, where it holds 33% of total deposits as of June 30, 2003.  The transaction also will increase Brookline’s deposit base by 49%.

Mystic had total assets of $428 million, deposits of $346 million, loans of $297 million and stockholders’ equity of $28 million as of March 31, 2004.  Mystic presently operates 7 banking offices in the towns of Medford, Lexington, Arlington, Bedford and Malden, Massachusetts.

Ralph W. Dunham, President and Chief Executive Officer of Mystic, stated, “We are extremely pleased to be combining with an organization with such a rich history and commitment to customer service and community banking.  We feel in our merger with Brookline that we are not only able to create value for our shareholders, but also retain, and even enhance, the customer service ideal that has for so long been the cornerstone of our existence.”

John J. McGlynn, Chairman of the Board of Mystic Financial, added, “We believe that Brookline will continue to show a steadfast commitment to the communities that we have served so well, and we have great confidence in the ability of the combined organization to be a vital competitor in our combined market area.”

It is anticipated that the merger will close in the first quarter of 2005 and is conditioned upon receiving the requisite regulatory approvals and Mystic shareholder approval.  In connection with the merger, Medford Co-operative Bank will merge into Brookline Bank.  As part of the transaction, one director from the Board of Mystic Financial will join the Boards of Brookline Bank and Brookline Bancorp, Inc.  The transaction is expected to be accretive to earnings in the first year.

Ryan Beck & Co. served as exclusive financial advisor to Brookline Bancorp, Inc. in the transaction, and Luse Gorman Pomerenk & Schick, P.C. served as legal advisor.  RBC Capital Markets served as exclusive financial advisor to Mystic Financial, Inc. in the transaction, and Thacher Proffitt & Wood LLP served as legal advisor.

Brookline will host a conference call for investors, analysts and other interested parties on Thursday, July 8, 2004 at 10:00 A.M. EST to discuss the transaction.  All interested parties are welcome to access the conference call by dialing (800) 236-9788, passcode Brookline.  Participants are asked to call in a few minutes prior to the call in order to register for the event.  Brookline has prepared an investor presentation to accompany the audio call.  This presentation will be available on Thursday, July 8, 2004  after 8:00 A.M., Eastern Standard Time.  The presentation can be accessed on Brookline’s website at http://www.brooklinebank.com in the Investor relations section.  A replay of the call will be available until Thursday, July 22, 2004 by calling (800) 839-0860, pass code 1428.

Brookline Bancorp, Inc. is the holding company parent of Brookline Bank (the Bank). The primary activities of the Bank are to gather deposits from the general public and to invest the resulting funds, plus those derived from borrowings, capital initiatives and operations, in loans and investment securities. The Company’s loan portfolio consists of loans secured by real estate and indirect automobile loans. The investment portfolio primarily consists of debt securities and mortgage-backed securities issued by the United States Government and United States Government Agencies. Brookline operates five full-service banking offices in Brookline, an urban/suburban community adjacent to the City of Boston, and full-service banking offices in Newton and West Roxbury, communities adjacent to Brookline.

Brookline Bancorp, Inc. and Mystic Financial, Inc. will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the

Securities and Exchange Commission (the “SEC”). Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Brookline and Mystic, at the SEC’s Internet site (http://www.sec.gov).

Mystic Financial, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mystic in connection with the acquisition.  Information about the directors and executive officers of Mystic and their ownership of Mystic common stock is set forth in Mystic’s most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov).  Additional information regarding the interests of these participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

This news release contains forward-looking statements.  Such statements are subject to certain factors that may cause Brookline’s and Mystic’s results to vary from those expected.  These factors include changing economic and financial market conditions, competition, ability to execute Brookline’s and Mystic’s business plans, items already mentioned in this press release, and other factors described in our filings with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof.  Brookline and Mystic undertake no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

BROOKLINE BANCORP, INC.

Brookline Bancorp’s
Acquisition of
Mystic Financial

July 8, 2004

[LOGO]

Forward-Looking Information

This presentation contains forward-looking statements regarding Brookline’s acquisition of Mystic.  These forward-looking statements involve certain risks and uncertainties.  Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:  (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame: (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Brookline and Mystic are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Brookline will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which Brookline would be engaged; or (8) factors which would result in a condition to the transaction not being met.

Overview

•                  Brookline Bancorp is acquiring Mystic Financial for $65.1 million.

•                  The transaction consideration will consist of 60% stock and 40% cash, with options receiving cash for their in-the-money value.

•                  Mystic had total assets of $428 million, deposits of $346 million, loans of $297 million and stockholders’ equity of $28 million as of March 31, 2004.

•                  Mystic presently operates 7 banking offices in the Middlesex towns of Medford, Lexington, Arlington, Bedford and Malden, Massachusetts.

A Franchise Building Transaction

•                  Extends franchise into Middlesex County

•                  Gives Brookline access to 5 attractive new communities.

•                  Expands footprint and creates new fill-in and organic growth opportunities.

[GRAPHIC]

Market Demographics

•                  Middlesex County represents a very attractive demographic market.

Median Household Income

[CHART]

An Excellent Strategic Opportunity

•                  Expands Brookline’s footprint into the very desirable markets of Middlesex County.

•                  Meaningful earnings accretion expected in 2005 - $0.05 increase in earnings per share.

•                  Modest tangible book value dilution – less than 7%.

•                  Efficient use of capital.

•                  Creates a much larger customer and geographic base over which to leverage our capital.

•                  Increases Brookline’s deposit base by 49%.

•                  The transaction is of manageable size and relatively low risk.

A Low Risk Transaction

•                  An ideal market extension transaction – desirable contiguous markets in Middlesex county.

•                  The transaction is small relative to the equity of Brookline, but large relative to the earnings power.

•                  Cost savings from the transaction conservatively estimated at 30% in the first year.

•                  Low risk integration for our first transaction.

Transaction Summary

Value per Mystic share:	$39.00

Aggregate Transaction Value:	$65.1 million

Consideration:	Mystic shareholders will receive a mix of 60% stock and 40% cash, at their election. Option holders cashed out.

Structure:	The number of shares and the amount of cash consideration has been fixed based on the 10 day closing average for Brookline’s common stock as of 7/1/04.

Cash break-up fee:	$3.25 million

Double trigger walk-away:	17.5% decline in Brookline stock price and 17.5% decline relative to a selected peer group.

Estimated cost savings:	30% of Mystic’s expense base in year 1; 35% in year 2.

Estimated after-tax one time charges:	$4.9 million

Board representation:	One Mystic representative to join Brookline’s holding company and bank boards.

Transaction Pricing

Price / Stated 3/31/04 Book Value per Share:	205.7%

Price / Stated 3/31/04 Tangible Book Value per Share:	205.7%

Price / Most Recent Quarter Annualized EPS:	27.1	x

Price / Most Recent Quarter Ann. EPS with Cost Savings:	13.2	x

Premium / Core Deposits:	12.9%

Mystic Pro Forma Ownership:	4.1	%(1)

Multiples based on $39.00 per Mystic share.

(1) Assumes option holders receive cash for the in-the-money value of the options.

Transaction Timetable

Expected Mystic Shareholder Approval:	4th Quarter 2004

Expected Transaction Closing:	January 2005

Expected Systems Conversion:	1st Quarter 2005

Change in Balance Sheet (as of 3/31/04)

•                  Deposit growth – 49%

•                  Equity ratio reduction – from 37.5% to 30.7%

	Brookline		Mystic		Pro Forma	Increase		Pro Forma
	$	% of Assets	$	% of Assets	$	$	%	% of Assets

Loans, Net	1,113	70.0%	297	69.4%	1,410	297	26.7%	69.8%
Deposits	710	44.6%	346	80.8%	1,056	346	48.7%	52.3%
Equity	596	37.5%	28	6.5%	621	25	4.2%	30.7%
Assets	1,591	100.0%	428	100.0%	2,021	430	27.0%	100.0%

Pro Forma Loan and Deposit Mix (as of 3/31/04)

	Brookline	%		Mystic	%		Pro Forma	%
Commercial Real Estate	$663,526	58.8%		$78,813	26.3%		$742,339	52.0%
Residential Real Estate	120,566	10.7%		163,997	54.8%		284,563	19.9%
Construction & Land Development	18,559	1.6%		21,506	7.2%		40,065	2.8%
Home Equity	12,440	1.1%		13,254	4.4%		25,694	1.8%
Total Real Estate Loans	815,091	72.2%		277,570	92.7%		1,092,661	76.5%

Total Commercial	30,681	2.7	%(A)	21,383	7.1	%(B)	52,064	3.6%
Indirect Automobile	281,663	24.9%		—	0.0%		281,663	19.7%
Other Consumer	2,105	0.2%		635	0.2%		2,740	0.2%

Total Loans	$1,129,540	100.0%		$299,588	100.0%		$1,429,128	100.0%

	Brookline	%	Mystic	%	Pro Forma	%
Transaction Accounts (Incl Demand Deps)	$94,952	13.4%	$70,323	20.3%	$165,275	15.7%
MMDAs & Savings	356,425	50.2%	135,505	39.2%	491,930	46.6%
Time Deposits	258,264	36.4%	140,107	40.5%	398,371	37.7%

Total Deposits	$709,641	100.0%	$345,935	100.0%	$1,055,576	100.0%

(A)           Primarily loans to condominium associations

(B)             Commercial and industrial loans

Summary

•                  Significantly accretive to earnings per share in 2005 and beyond.

•                  Expands Brookline’s footprint into attractive Middlesex county.

•                  Opportunity to leverage Brookline’s capital base over a larger balance sheet, customer base and franchise footprint.

•                  Fits well into Brookline’s strategic plan for growth and use of capital.

•                  Mystic represents an acquisition that will provide immediate strategic and financial benefits that we can leverage as we grow the franchise.

Advisors

•                  Brookline’s Advisors:

•                  Ryan Beck & Co.

•                  Luse Gorman Pomerenk & Schick, P.C.

•                  Mystic’s Advisors:

•                  RBC Capital Markets

•                  Thacher Proffitt & Wood LLP